# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BROOKFIELD INFRASTRUCTURE CORPORATION, CIK 0001788348
CUSIP: 11276H106
Title of class of securities: class A exchangeable subordinate voting shares, no par value
Address of issuer's principal executive offices: 250 VESEY STREET, 15TH FLOOR, NEW YORK, New York (NY), 10281
Date of event which requires filing of this statement: 12/24/2024
Amends the filing with accession number 0001193125-20-101751
Filed by CIK 0001001085
Persons authorized to receive notices and communications: Swati Mandava, Brookfield Corp, Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario Canada (A6), M5J 2T3, (416) 363-9491

## Reporting persons
- BROOKFIELD CORPORATION (CIK 0001001085): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: other (OO); sole voting power 1,500,000; shared voting power 11,512,789; sole dispositive power 1,500,000; shared dispositive power 11,512,789; aggregate amount beneficially owned 13,012,789 (9.9% of the class)
  Comment: In reference to Rows 8 and 10 above, this amount represents Class A.2 Shares (as defined in Item 4) beneficially owned by BIPC Holding LP and BIPC GP Holdings Inc. Brookfield Corporation (Brookfield) beneficially owns 13,012,789 Class A.2 Shares, which shares are subject to the Ownership Cap described in Item 4. As of the date of this Amendment No. 5 to Schedule 13D, the total number of Class A.2 Shares that may be exchanged into class A exchangeable subordinate voting shares (the Class A Shares) of Brookfield Infrastructure Corporation (the Issuer or BIPC) due to the Ownership Cap is 12,495,819.
  
  In reference to Row 13 above, ownership is based on an aggregate of 119,039,120 Class A Shares outstanding as of December 27, 2024. Percentage ownership would be 9.5 percent assuming only 12,495,819 Class A.2 Shares are exchanged into 12,495,819 Class A Shares due to the Ownership Cap.
  
  In reference to Row 13 above, Brookfield Infrastructure Partners L.P. beneficially owns all of the issued and outstanding class B multiple voting shares of the Issuer (the Class B Shares), which represent a 75.0 percent voting interest in the Issuer.
- BAM PARTNERS TRUST (CIK 0001861643): type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); source of funds: other (OO); sole voting power 0; shared voting power 13,012,789; sole dispositive power 0; shared dispositive power 13,012,789; aggregate amount beneficially owned 13,012,789 (9.9% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount represents Class A Shares that may be issued to Brookfield upon exchange of Class A.2 Shares without giving effect to the Ownership Cap described in Item 4.
  In reference to Row 13 above, percentage ownership is based on an aggregate of 119,039,120 Class A Shares outstanding as of December 27, 2024.
- BIPC HOLDING LP (CIK 0001996787): type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); source of funds: other (OO); sole voting power 0; shared voting power 11,512,789; sole dispositive power 0; shared dispositive power 11,512,789; aggregate amount beneficially owned 11,512,789 (8.7% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount represents Class A Shares that may be issued to BIPC Holding LP upon exchange of Class A.2 Shares.
  In reference to Row 13 above, percentage ownership is based on an aggregate of 119,039,120 Class A Shares outstanding as of December 27, 2024.
- BIPC GP HOLDINGS INC. (CIK 0001996785): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: other (OO); sole voting power 0; shared voting power 11,512,789; sole dispositive power 0; shared dispositive power 11,512,789; aggregate amount beneficially owned 11,512,789 (8.7% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount represents Class A Shares that may be issued to BIPC Holding LP, for which BIPC GP Holdings Inc. serves as general partner, upon exchange of Class A.2 Shares.
  In reference to Row 13 above, percentage ownership is based on an aggregate of 119,039,120 Class A Shares outstanding as of December 27, 2024.
- BROOKFIELD INFRASTRUCTURE PARTNERS L.P. (CIK 0001406234): type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: In reference to Rows 8, 10 and 13 above, Brookfield Infrastructure Partners L.P. beneficially owns all of the issued and outstanding Class B Shares, which represent a 75.0 percent voting interest in the Issuer. Percentage ownership reflects deemed shared beneficial ownership with Brookfield Infrastructure Partners Limited, which serves as the general partner of Brookfield Infrastructure Partners L.P.
- BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: In reference to Rows 8, 10 and 13 above, reflects beneficial ownership of the Class B Shares held by Brookfield Infrastructure Partners L.P.

## Item 1. Security and Issuer
Title of class of securities: class A exchangeable subordinate voting shares, no par value
Name of issuer: BROOKFIELD INFRASTRUCTURE CORPORATION
Address of issuer's principal executive offices: 250 VESEY STREET, 15TH FLOOR, NEW YORK, New York (NY), 10281
Comment:
Explanatory Note

This Amendment No. 5 (this Amendment No. 5) to the Schedule 13D, originally filed on April 9, 2020 and as thereafter amended on July 31, 2020, November 22, 2021, October 2, 2023 and October 11, 2024 (as previously amended, the original Schedule 13D), is being filed by Brookfield Corporation (Brookfield), BAM Partners Trust (the BAM Partnership, BIPC Holding LP (BIPC Holding), BIPC GP Holdings Inc. (BIPC GP), Brookfield Infrastructure Partners L.P. (BIP) and Brookfield Infrastructure Partners Limited (BIPL and together with Brookfield, BAM Partnership, BIPC Holding, BIPC GP and BIP, the Reporting Persons).

Information and defined terms reported in the original Schedule 13D remain in effect except to the extent that it is amended or superseded by information or defined terms contained in this Amendment No. 5.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the original Schedule 13D is hereby supplemented as follows:

This Amendment No. 5 is being filed in connection with the completion on December 24, 2024 of the previously announced plan of arrangement (the "Arrangement") contemplated by an arrangement agreement dated as of October 9, 2024 among Brookfield Infrastructure Corporation, BIP, Brookfield and 1505109 B.C. Ltd. This Amendment No. 5 relates to the class A exchangeable subordinate voting shares (the "Class A Shares") of 1505109 B.C. Ltd. (which, upon closing of the Arrangement, was renamed "Brookfield Infrastructure Corporation" ("BIPC" or the "Issuer")) that were issued in the Arrangement, rather than the class A exchangeable subordinate voting shares (the "Old Class A Shares") of Brookfield Infrastructure Corporation (which, upon closing of the Arrangement, was renamed "Brookfield Infrastructure Holdings Corporation" ("Old BIPC")), which was the predecessor registrant in the original Schedule 13D. The CUSIP of the Class A Shares is 11276H106.

As a result of the Arrangement, which was consummated on December 24, 2024, among other things, (i) the public holders of Old Class A Shares (i.e., those holders other than Brookfield and its subsidiaries) exchanged their Old Class A Shares on a one-for-one basis for Class A Shares; (ii) Brookfield and its subsidiaries exchanged their Old Class A Shares on a one-for-one basis for class A.2 exchangeable non-voting shares of Old BIPC ("Class A.2 Shares"), which are exchangeable for Class A Shares on a one for one basis, subject to the Ownership Cap (as defined below); (iii) Old BIPC was renamed Brookfield Infrastructure Holdings Corporation and was delisted and will cease to be a reporting issuer; (iv) the Old Class A Shares were delisted from the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"); (v) 1505109 B.C. Ltd. was renamed Brookfield Infrastructure Corporation (the name of Old BIPC prior to consummation of the Arrangement); (vi) the Class A Shares were listed on the TSX and the NYSE under the symbol "BIPC" (the ticker symbol previously used for the Old Class A Shares); and (vii) BIPC became a reporting issuer in Canada; and (viii) BIPC became a successor issuer to Old BIPC by operation of Rule 12g-3(a) promulgated under the Exchange Act.

As a result of the Arrangement, Brookfield and its subsidiaries own or exercise control or direction over approximately 13,012,789 Class A.2 Shares and BIP beneficially owns all of the issued and outstanding Class B Shares, which represent a 75% voting interest in the Issuer. The Class A.2 Shares held by Brookfield and its subsidiaries will be subject to a restriction that limits the exchange by Brookfield and its subsidiaries of Class A.2 Shares such that exchanges by Brookfield and its subsidiaries may not result in Brookfield and its subsidiaries owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of BIPC (the "Ownership Cap").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(c) of the original Schedule 13D is hereby amended as follows:

(a)-(b) The information relating to the beneficial ownership of the Class A Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto (including the footnotes thereto) is incorporated by reference herein. The percentage of Class A Shares of the Issuer is based on an aggregate of 119,039,120 Class A Shares outstanding upon completion of the Arrangement on December 24, 2024. The percentage ownership of Brookfield is based on an aggregate of 119,039,120 Class A Shares outstanding upon completion of the Arrangement on December 24, 2024. Upon completion of the Arrangement, Brookfield holds 13,012,789 Class A.2 Shares. Assuming all the Class A.2 Shares held by Brookfield are converted into Class A Shares, Brookfield would own 9.5% of the Class A Shares due to the Ownership Cap. As of the date of this Amendment No. 5, the total number of Class A.2 Shares that may be exchanged into Class A Shares due to the Ownership Cap is 12,495,819, assuming that the Class B Shares at the time of conversion have nominal value. Together, Brookfield and BIP hold an approximate 77.4% voting interest in the Issuer on as exchanged basis and after giving effect to the Ownership Cap.
Transactions in the class effected during the past sixty days: (c) Except as described herein, there have been no transactions by the Reporting Persons in the Class A Shares or Old Class A Shares during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 5 is hereby incorporated by reference.

Brookfield, BIP and the Issuer have entered into a registration rights agreement, dated as of December 24, 2024 (the "Registration Rights Agreement") pursuant to which the Issuer has agreed that, upon the request of Brookfield, the Issuer will file one or more registration statements to register for sale under the United States Securities Act of 1933, or one or more prospectuses to qualify the distribution in Canada of, any Class A Shares held by Brookfield, any subsidiary of Brookfield or any direct or indirect transferee of Brookfield (the "Demanding Holder"). Under the Registration Rights Agreement, the Issuer is not required to file a registration statement or a prospectus unless the Demanding Holder requests that Class A Shares having a value of at least US$50,000,000 be registered or qualified. In the Registration Rights Agreement, the Issuer agreed to pay expenses in connection with such registration and sales, except for any underwriting discounts or commissions which will be borne by the Demanding Holder, and will indemnify the Demanding Holder for material misstatements or omissions in the registration statement and/or prospectus.

On December 24, 2024, Brookfield Infrastructure Holdings Corporation ("Canada Holdco") entered into an amended and restated equity commitment agreement with Old BIPC (the "Amended and Restated Equity Commitment Agreement") pursuant to which Canada Holdco agreed to provide an equity commitment to Old BIPC in the amount of $1 billion. The equity commitment may be called by Old BIPC in exchange for the issuance of a number of class C shares, class A senior preferred shares or class B junior preferred shares in the capital of Old BIPC, as the case may be, to Canada Holdco or certain of its affiliates, corresponding to the amount of the equity commitment called divided: (i) in the case of a subscription for class C shares, the fair market value of a class C share and (ii) in the case of a subscription for class A senior preferred shares or class B junior preferred shares, $25.00. The equity commitment is available in minimum amounts of $10 million and the amount available under the equity commitment will be reduced permanently by the amount so called. Pursuant to the terms of the Amended and Restated Equity Commitment Agreement, before the equity commitment may be called on, a number of conditions precedent must be met, including that Canada Holdco or another member of the BIP Group (as defined in the Amended and Restated Equity Commitment Agreement) continues to control Old BIPC and has the ability to elect a majority of the board of directors of Old BIPC.

Further, pursuant to the terms of the Issuer's articles and notice of articles (the "Articles"), BIP may in certain circumstances elect, in its sole and absolute discretion, to satisfy the Issuer's obligation to deliver the consideration payable to holders of Class A Shares upon an exchange or redemption of the Class A Shares or a liquidation of the Issuer, and acquire, in the case of an exchange of Class A Shares, all but not less than all of the Class A Shares subject to such exchange or, in the case of a redemption of Class A Shares or a liquidation of the Issuer, all but not less than all of the issued and outstanding Class A Shares. In addition, BIP or a person controlled by BIP, to the extent BIP or such other person holds Class A Shares, is entitled, at any time, to have any or all of their Class A Shares converted into Class B Shares at a conversion rate equal to one Class B Share for each Class A Share in respect of which the conversion right is exercised.
Pursuant to the terms of Old BIPC's articles and notice of articles (the "Old BIPC Articles"), BIP may in certain circumstances elect, in its sole and absolute discretion, to satisfy Old BIPC's obligation to deliver the consideration payable to holders of Class A.2 Shares upon an exchange or redemption of the Class A.2 Shares or a liquidation of Old BIPC, and acquire, in the case of an exchange of Class A.2 Shares, all but not less than all of the Class A.2 Shares subject to such exchange or, in the case of a redemption of Class A.2 Shares or a liquidation of Old BIPC, all but not less than all of the issued and outstanding Class A.2 Shares. BIP also has the right to purchase all but not less than all of the Class A.1 Shares upon a liquidation of Old BIPC and Old BIPC will have no obligation to pay the consideration for the Class A.1 Shares so purchased by BIP.

In addition, BIP or a person controlled by BIP, to the extent BIP or such other person holds Class A.2 Shares, is entitled, at any time, to have any or all of their Class A.2 Shares converted into class A.1 exchangeable subordinate voting share of Old BIPC (a "Class A.1 Share") or class C shares of Old BIPC at a conversion rate equal to one Class A.1 Share or class C share of Old BIPC for each Class A.2 Share in respect of which the conversion right is exercised.

On December 24, 2024, Brookfield entered into a rights agreement (the "Rights Agreement") with Wilmington Trust, National Association, as rights agent, which replaces the existing rights agreement dated March 31, 2020, pursuant to which Brookfield agreed that, until March 31, 2025, in the event that, on the applicable specified exchange date with respect to any Class A Shares submitted for exchange, (i) the Issuer has not satisfied its obligation under the Articles by delivering the consideration payable to such exchanging shareholder (the "Exchange Obligations") and (ii) BIP has not, upon its election in its sole and absolute discretion, acquired such Class A Shares from the holder thereof in satisfaction of the Issuer's Exchange Obligations, Brookfield will satisfy, or cause to be satisfied, the Exchange Obligations. The amended and restated master services agreement dated as of February 29, 2024 among Brookfield, BIP, and others, was amended to provide that, so long as Brookfield is a party to the Rights Agreement, Brookfield shall have a consent right prior to the issuance by the Issuer of any Class A Shares, subject to certain exceptions.

On December 24, 2024, the Issuer, Old BIPC and BIP entered into a pairing agreement (the "Pairing Agreement") pursuant to which the parties agreed that the Issuer will at all times hold such number of Class A.1 Shares equal to the number of Class A Shares that are outstanding in order to support the duties and obligations of the Issuer to holders of Class A Shares. In connection therewith, the Pairing Agreement provides, amongst other things, that (i) if and to the extent the Issuer raises funds from time to time by way of issuance of Class A Shares for cash, the Issuer will utilize such funds to subscribe for an equivalent number of Class A.1 Shares; (ii) if and to the extent the Issuer from time to time repurchases any Class A Shares, Old BIPC shall redeem (or otherwise repurchase from the Issuer) an equivalent number of Class A.1 Shares; (iii) Old BIPC will not, unless substantially concurrent with the redemption of Class A Shares by the Issuer, redeem any Class A.1 Shares held by the Issuer; (iv) if and to the extent any holders of Class A Shares from time to time exercise their exchange right in respect of such Class A Shares, and in connection therewith the partnership does not exercise its overriding call right to acquire such Class A Shares, the Issuer will, in connection therewith, exercise the exchange right in respect of an equivalent number of Class A.1 Shares held by the Issuer; (v) the Issuer will not exercise the exchange right in respect of any Class A.1 Shares held by the Issuer except as contemplated in (iv) above; and (vi) if and to the extent a holder of Class A.2 Shares exchanges its Class A.2 Shares for Class A Shares, Old BIPC will, upon receipt of such Class A.2 Shares, exercise its right to convert such Class A.2 Shares into Class A.1 Shares.

On December 24, 2024, the Issuer entered into an option agreement (the "Option Agreement") with Canada Holdco pursuant to which the Issuer will have the option to purchase all or any portion of the class B shares or class C shares of Old BIPC held by Canada Holdco. The purchase price payable by the Issuer to Canada Holdco in respect of any class B share or class C share of Old BIPC purchased by the Issuer will be the fair market value of such class B share or class C share of Old BIPC, as applicable. The Issuer will satisfy the purchase price payable to Canada Holdco by issuing such number of Class B Shares to Canada Holdco with an aggregate fair market value equal to the purchase price.

As of December 27, 2024, Brookfield and BIP hold an approximate 77.4% voting interest in the Issuer on an as exchanged basis and after giving effect to the Ownership Cap due to Brookfield's ownership of Class A.2 shares and BIP's ownership of the Class B Shares. In addition, BIP may acquire up to approximately 119,039,120 Class A Shares in accordance with the terms of the Class A Shares and Brookfield may acquire up to approximately 106,026,331 Class A Shares in accordance with the terms of the Class A Shares and the Rights Agreement.

The foregoing summaries of the Registration Rights Agreement, the Amended and Restated Equity Commitment Agreement, the Rights Agreement, the Articles, the Old BIPC Articles, the Option Agreement and the Pairing Agreement described in this Item 6 do not purport to be complete and, as such, are qualified in their entirety by the Registration Rights Agreement, the Amended and Restated Equity Commitment Agreement, the Rights Agreement, the Articles, the Old BIPC Articles, the Option Agreement and the Pairing Agreement set forth in Exhibits 99.10, 99.11, 99.12, 99.13, 99.14, 99.15, 99.16 and 99.17 and incorporated in this Item 6 by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the original Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.10 Registration Rights Agreement, dated December 24, 2024, among Brookfield Corporation, Brookfield Infrastructure Corporation and Brookfield Infrastructure Partners L.P. (incorporated by reference to Exhibit 99.3 of the Issuer's Form 6-K filed with the Securities and Exchange Commission ("SEC") on December 27, 2024).

Exhibit 99.11 Amended and Restated Equity Commitment Agreement, dated December 24, 2024, between Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure Holdings Corporation (incorporated by reference to Exhibit 99.7 of the Issuer's Form 6-K filed with the SEC on December 27, 2024).

Exhibit 99.12 Rights Agreement, dated December 24, 2024, by and between Brookfield Corporation and Wilmington National Trust, N.A. (incorporated by reference to Exhibit 99.2 of the Issuer's Form 6-K filed with the SEC on December 27, 2024).

Exhibit 99.13 Articles of Brookfield Infrastructure Corporation (incorporated by reference to Exhibit 99.11 of the Issuer's Form 6-K filed with the SEC on December 27, 2024).

Exhibit 99.14 Form of Articles of Brookfield Infrastructure Holdings Corporation (incorporated by reference to Exhibit 99.12 of the Issuer's Form 6-K filed with the SEC on December 27, 2024).

Exhibit 99.15 Option Agreement, dated December 24, 2024, between Brookfield Infrastructure Corporation and Brookfield Infrastructure Holdings (Canada) Inc. (incorporated by reference to Exhibit 99.6 of the Issuer's Form 6-K filed with the SEC on December 27, 2024).

Exhibit 99.16 Pairing Agreement, dated December 24, 2024, between Brookfield Infrastructure Corporation, Brookfield Infrastructure Holdings Corporation and Brookfield Infrastructure Partners L.P. (incorporated by reference to Exhibit 99.5 of the Issuer's Form 6-K filed with the SEC on December 27, 2024).

Exhibit 99.17 Joint Filing Agreement.

## Signatures
- BROOKFIELD CORPORATION: /s/ Swati Mandava, Swati Mandava, Managing Director, Legal and Regulatory (12/27/2024)
- BAM PARTNERS TRUST: by its trustee, BAM CLASS B PARTNERS INC. /s/ Kathy Sarpash, Kathy Sarpash, Secretary (12/27/2024)
- BAM PARTNERS TRUST: /s/ Kathy Sarpash, Kathy Sarpash, Secretary (12/27/2024)
- BIPC HOLDING LP: by its general partner, BIPC GP HOLDINGS INC., /s/ Aaron Kline, Aaron Kline, Director (12/27/2024)
- BIPC HOLDING LP: /s/ Aaron Kline, Aaron Kline, Director (12/27/2024)
- BIPC GP HOLDINGS INC.: /s/ Aaron Kline, Aaron Kline, Director (12/27/2024)
- BROOKFIELD INFRASTRUCTURE PARTNERS L.P.: by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED, /s/ James Bodi, James Bodi, Vice President (12/27/2024)
- BROOKFIELD INFRASTRUCTURE PARTNERS L.P.: /s/ James Bodi, James Bodi, Vice President (12/17/2024)
- BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED: /s/ James Bodi, James Bodi, Vice President (12/27/2024)